 SEC Form 5
FORM 5 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). [ ]Form 3 Holdings Reported [ ]Form 4 Transactions Reported	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* McDonnell, John F. (Last) (First) (Middle) 1034 South Brentwood Blvd. Suite 1860 (Street) St. Louis, MO 63117-1229 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol The Boeing Company BA 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) December 31, 2002 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
                        Officer                             Other

Officer/Other
Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common	05/09/2002	G	100,000.00 | D |		D
Common	06/04/2002	G	34,024.00 | D |		D
Common	06/06/2002	G	2,258.00 | D |		D
Common	11/14/2002	G	619.00 | D |		D
Common	12/12/2002	G	20,150.00 | D |		D
Common	12/13/2002	G	55,380.00 | D |		D
Common	12/20/2002	G	1,165.00 | D |	77,020.00 (1)	D
Common	05/09/2002	G	100,000.00 | A |	171,638.00	I	Family Trust 01
Common				166,122.44	I	Boeing 401(k) Plan
Common				119,558.00	I	Family Trust 02
Common				111,189.00	I	Family Trust 03
Common				227,159.00	I	Family Trust 04
Common				234,795.00	I	Family Trust 05
Common				111,189.00	I	Family Trust 06
Common				227,159.00	I	Family Trust 07
Common				234,795.00	I	Family Trust 08
Common				111,189.00	I	Family Trust 09
Common				227,159.00	I	Family Trust 10
Common				111,189.00	I	Family Trust 11
Common				220,825.00	I	Family Trust 12
Common				227,159.00	I	Family Trust 13
Common				111,189.00	I	Family Trust 14
Common				220,825.00	I	Family Trust 15
Common				227,159.00	I	Family Trust 16
Common				21,700.00	I	Family Trust 22
Common				715,515.00	I	Family Trust 24
Common				473,368.00	I	Family Trust 25
Common				230,806.00	I	Family Trust 26
Common				1,200,000.00	I	Family Trust 27
Common				700,000.00	I	Family Trust 28

If the form is filed by more than one reporting person, see instruction 4(b)(v). (over) SEC 2270 (3-99)

McDonnell, John F. - December 31, 2002
Form 5 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Phantom Stock Units	1 for 1	01/02/2002	A	(A) 423.75		Common - 423.75			D
Phantom Stock Units	1 for 1	01/02/2002	A	(A) 105.94		Common - 105.94		4,953.45	D

Explanation of Responses :
See attached statement

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	/s/ John F. McDonnell 01/24/2003 ** Signature of Reporting Person Date John F. McDonnell Page 2 SEC 2270 (3-99)

McDonnell, John F. - December 31, 2002
Form 5 (continued)
FOOTNOTE Descriptions for The Boeing Company BA

Form 5 - December 31, 2002

John F. McDonnell
1034 South Brentwood Blvd.
Suite 1860
St. Louis, MO 63117-1229
Explanation of responses:

(1)   The reporting person has contributed 230,806 shares to new Family Trust 26, 1,200,000 shares to new Family Trust #27 and 700,000 shares to new Family Trust #28. Family Trust #27 and #28 are grantor retained annuity trusts for which the reporting person is sole trustee and income beneficiary. For the period 1/1/02 through 12/31/02, the reporting person has had distributed back to him a total of 2,411,117 shares. Said shares had been previously owned indirectly through grantor retained annuity trusts of which the reporting person is sole trustee and income beneficiary.

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